N:\DOCS\57415\000\4951008j.330

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                       M.G. Products, Inc.
                        (Name of Issuer)

                    Common Stock, No Par Value
                 (Title of Class of Securities)

                        55301K 10 5
                         (CUSIP Number)

                                        Copy to:
     M.G. Products, Inc.                Gilbert E. Haakh, Esq.
     8154 Bracken Creek                 Kindel & Anderson L.L.P.
     San Antonio, Texas 78266-2143      555 S. Flower Street, 29th Flr.
     Attn:  Ishmael D. Garcia           29th Floor
     (210) 651-5188                     Los Angeles, CA. 90017
                                        (213) 688-2554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                              September 29, 1996
     (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including all exhibits,  should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                          SCHEDULE 13D

CUSIP NO.  55301K 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PATRICK FARRAH  S.S.# ###-##-####
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                           (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS

          NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR (e)                              "

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          MR. FARRAH IS A U.S. CITIZEN
               7    SOLE VOTING POWER
NUMBER OF           NONE
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                NONE
REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH
                    NONE
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              NONE
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
14   TYPE OF REPORTING PERSON
              I.N.

Item 1.  Security and Issuer.

This report filed by Patrick Farrah covers the no par value common stock of M.G. Products, Inc. ("M.G."), a California corporation whose principal executive offices are located at 8154 Bracken Creek, San Antonio, Texas 78266-2143 where its telephone number is (210) 651-5188.


Item 2.  Identity and Background.

(a)            Patrick Farrah

(b)            Residence address:
          P.O. Box 3644
          Rancho Santa Fe, California 92067

(c) I am employed by The Home Depot, Inc., 2727 Paces Ferry Road, Atlanta, Georgia 30339-4089. The Home Depot is a home improvement retailer.

(d)       No.

(e)       No.

(f)       United States


Item 3.  Source and Amounts of Funds or Other Consideration.

Not applicable.


Item 4.  Purpose of Transaction.

On September 29, 1996 I sold 939,930 shares of common stock of M.G. Products, Inc. to the independently trusteed 1996 Michael P. Farrah Trust and sold 939,931 shares of M.G. common stock to the independently trusteed Shannon Ann Farrah Trust. Michael Farrah, the beneficiary of the 1996 Michael P. Farrah Trust, is my adult son, not residing with me and Shannon Ann Farrah, the beneficiary of the 1996 Shannon Ann Farrah Trust is my adult daughter, not residing with me.

I disclaim all interest in such 1,879,861 shares. I now own no shares of M.G. and have no interest in any shares of M.G.

The purchase price per share of $7/8 was paid by promissory notes of the Trusts. The notes are collateralized by the shares in the Trusts.
The Trusts and the promissory notes and stock pledge agreements that are exhibits thereto, were filed as Exhibit 3 (Michael P. Farrah Trust) and
Exhibit 4 (Shannon Ann Farrah Trust), respectively to the report on Form 8-K dated October 8, 1996 of M.G.


Item 5.  Interest in Securities of Issuer.


(a)       Number of Shares:   None      Percentage of
                                        Outstanding Shares: 0

(b)            Not applicable.

(c)             Except  for  the sale of the 1,879,861 shares discussed  in
          Item 4, during the past 60 days I have not effected any transactions in the equity securities of M.G.

(d)            None.

(e)            September 29, 1996

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          See Item 4.


Item 7.  Material To Be Filed As Exhibits.

          None.  But see Item 4.





                           SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  October 7, 1996                  /s/ PATRICK FARRAH
                                        Patrick Farrah